Mail Stop 6010

Via Facsimile and U.S. Mail


July 1, 2005

Mr. Stephen P. Kuchen
Chief Financial Officer and
Chief Operating Officer
Pacifichealth Laboratories, Inc.
100 Matawan Road, Suite 420
Matawan, NJ 07747

      Re:	Pacifichealth Laboratories, Inc.
		Form 10-QSB for Quarterly Period Ended March 31, 2005
	            File No. 000-23495

Dear Mr. Kuchen:

      We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarterly period ended March 31, 2005

Financial Statements

2.  Revenue Recognition, pages 6-7

1. Your disclosure states that you began recognizing revenue when products are sold through to the consumer beginning on January 1, 2005 as a result of a new agreement signed in April 2005 that increased minimum levels of retail sell-through requirements. Please tell us why the new purchasing agreement led to recognition of revenue when products are sold through to the consumer by its major customer. It appears to us that the only change in the purchasing agreement was an increase in the minimum sell-through requirements and that similar arrangements were in existence prior to January 1,
2005. Additionally, please tell us how your revenue recognition policy complies with SFAS 48, "Revenue Recognition When Right of Return Exists."


*    *    *    *


      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Stephen P. Kuchen
Pacifichealth Laboratories, Inc.
July 1, 2005
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